Correspondence

Michael A. Goldstein mgoldstein@beckerlawyers.com Phone: (212) 440-5988 45 Broadway, 17th Floor New York, New York 10006

October 3, 2022

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Doris Stacey Gama Mr. Joseph McCann Ms. Christine Torney Mr. Brian Cascio

Re:	Mana Capital Acquisition Corp Amendment No. 3 to Registration Statement on Form S-4 Filed September 15, 2022 File No. 333-265308

Dear Ms. Gama, Mr. McCann, Ms. Torney and Mr. Cascio:

On behalf of our client, Mana Capital Acquisition Corp, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated September 30, 2022 on Amendment No. 3 to the Company’s Registration Statement on Form S-4 filed on September 15, 2022 (the “Registration Statement”). The Staff’s comment is repeated below in bold and is followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form S-4

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company acknowledges the Staff’s comment and hereby advises the Staff that the sponsor, Mana Capital, LLC, is a limited liability company organized under the laws of the State of Delaware. The sole member of the sponsor is Juventus, LLC, a Delaware limited liability company and the sole member of this company is Tong Mao, a U.S. citizen, who has sole voting and investment discretion with respect to the shares of the Company held of record by the sponsor. Further, all the members of the Company’s management and board of directors are U.S. citizens. None of the foregoing persons is controlled by a non-U.S. person and to the knowledge of the Company, neither the Sponsor nor any of the members of the Company’s management or board of directors has any relationships or ties that would require the transaction to be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or would otherwise be likely to prevent the Company from consummating its business combination with Cardio Diagnostics, Inc. (“Cardio”).

In addition, except for certain minority stockholders of Cardio, to the Company’s knowledge there is no other individual or entity associated with or otherwise involved in the transaction that is a non-U.S. person, is controlled by a non-U.S. person or has any relationships or ties that would require the transaction to be subject to review by a U.S. government entity, such as CFIUS, or would otherwise be likely to prevent the Company from consummating its business combination with Cardio. The Company has further been advised by Cardio that there are a total of 39 investors in Cardio that are non-U.S. persons, that collectively own approximately 25.8% of the outstanding shares of common stock of Cardio. Of this amount, the two largest foreign investors in Cardio each own less than 2.3% of the total number of outstanding shares of common stock of Cardio.

Based on the foregoing, the Company respectfully submits that it does not believe that additional disclosure in the Registration Statement is required.

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Thank you for your assistance in this matter. Please contact the undersigned or Jie Chengying Xiu with any questions or further comments. Our email addresses are, respectively, jxiu@beckerlawyers.com and mgoldstein@beckerlawyers.com.

Very truly yours,

Becker & Poliakoff, LLP

By:	/s/ Michael A. Goldstein, Esq.

cc:	Jonathan Intrater (Mana Capital)
Jie Chengying Xiu, Esq. (Becker)
P. Rupert Russell, Esq. (Shartsis Friese LLP)